                                                                    Exhibit 12.1

                       Sensormatic Electronics Corporation
                Computation of Ratio of Earnings to Fixed Charges

                       (In millions, except ratio amounts)

                                                                                                                Nine Months
                                                                       Years Ended June 30,                   Ended March 31,
                                                 -----------------------------------------------------        ---------------
                                                     1993        1994       1995       1996       1997        1997       1998
                                                     ----        ----       ----       ----       ----        ----       ----
Income (loss) from operations before income
taxes...........................................    $72.0       $ 96.0     $ 89.0    $(159.9)    $(30.3)      $19.5     $(68.3)
Add (deduct)
  Fixed charges less preferred stock dividends..     19.7         23.7       30.8       40.5       49.8        37.1       39.7
  Minority interest in consolidated subsidiaries      0.5          0.5        1.0        1.6        2.7         1.6        3.2
                                                    -----       ------     ------    -------     ------       -----     ------
Adjusted Earnings...............................    $92.2       $120.2     $120.8    $(117.8)    $ 22.2       $58.2     $(25.4)
                                                    =====       ======     ======    =======     ======       =====     ======

Fixed Charges:
  Interest......................................    $18.7       $ 22.7     $ 29.0    $  38.4     $ 47.9       $35.7     $ 38.3
  Amortization of debt expense and debt
  discounts.....................................       --           --        0.3        0.6        0.8         0.6        0.6
  Portion of Rents representative of interest
  factor........................................      1.0          1.0        1.5        1.5        1.1         0.8        0.8
  Preferred Stock dividends.....................       --           --         --         --         --          --         --
                                                    -----       ------     ------    -------     ------       -----     ------

Total fixed charges.............................    $19.7       $ 23.7     $ 30.8    $  40.5     $ 49.8       $37.1     $ 39.7
                                                    =====       ======     ======    =======     ======       =====     ======
Ratio of Earnings to fixed charges (1)..........     4.68         5.07       3.92         --       0.45        1.57         --
                                                    =====       ======     ======    =======     ======       =====     ======


(1) Earnings for the year ended June 30, 1996 and the nine months ended March 31, 1998 were insufficient to cover fixed charges by $158.3 and $65.1, respectively.